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 Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use of our report dated June 29, 2022 relating to the consolidated financial statements of Zentek Ltd. (formerly Zen Graphene Solutions Ltd.) ("the Company") for the year ended March 31, 2022 included in Amendment No. 2 to the Company's annual report on Form 40-F.

/s/ BDO Canada LLP

BDO Canada LLP

Vancouver, British Columbia

November 4, 2022